

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2024

Michael Randolfi
Chief Financial Officer
Sabre Corporation
3150 Sabre Drive
Southlake, TX 76092

> **Re: Sabre Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 15, 2024**
> **File No. 001-36422**

Dear Michael Randolfi:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Note 19. Segment Information, page 95

1. Please disclose revenues from external customers by reportable segment pursuant to ASC 280-10-50-22.

2. We note that Corporate does not appear to be a reportable segment and should be excluded from your reportable segment total disclosed under "Adjusted Operating Income (Loss)" in the table on page 96. Accordingly, please revise your presentation of your reportable segments' measure of profit or loss and the accompanying reconciliation to comply with ASC 280-10-50-30(b). In this regard, the required reconciliation should begin with your reportable segments' measures of profit or loss (excluding Corporate) and be reconciled to your consolidated income before income taxes. Allocations and other adjustments (including Corporate) should be made after your total reportable segments' measure of profit or loss. See also ASC 280-10-55-49.

3. Refer to your presentation of your reportable segments' measure of profit or loss. In light of the adjustment to eliminate intersegment revenue, it is unclear why you do not have an

adjustment to eliminate intersegment profits. Please revise or advise us.

4. Please delete the reconciliation of Operating income (loss) to the non-GAAP measure "Adjusted Operating Income (Loss)," appearing on page 96 of your GAAP financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology